Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2017	2016
Earnings available to cover fixed charges:
Income before income taxes	$596	$715
Less: Income from equity investees	1	1
	595	714
Plus: Fixed charges	192	177
Amortization of capitalized interest	5	4
Less: Capitalized interest	2	4
Earnings available to cover fixed charges	$790	$891
Fixed charges (*):
Interest	$169	$157
Capitalized interest	2	4
Interest portion of rental expense	21	16
Total fixed charges	$192	$177
Ratio of earnings to fixed charges	4.11x	5.03x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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